BIOSTEM U.S. CORPORATION
1266 Turner Street
Clearwater, FL 33756
(727) 446-5000

October 14, 2011

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Biostem U.S. Corporation (the “Company”)
Form 10
Filed August 30, 2011
File No. 000-54490

Dear Mr. Spirgel:

We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated September 26, 2011, with respect to the above-referenced filing. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to some of the comments, the Company intends to file an amendment to its above-reference Form 10 to clarify or modify prior disclosures. The Company proposes to file this amendment promptly upon review of the proposals contained herein with the Staff.

General

1. We note your statement on pages two and eight that you sell products directly to consumers and hair-transplant clinics. However, we also note your disclosure on page nine which indicates that your revenues during the three months ended May 31, 2011 were received from your sole medical affiliate. Please revise the disclosure throughout your registration statement to clearly distinguish between the source(s) of your existing sales and your prospective revenue generating activities. In addition, expand your disclosure to describe your current marketing activities. Your disclosure should indicate whether you currently offer products to consumers and address whether you are seeking to enter into additional medical affiliate arrangements.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Form 10 to clearly distinguish between the source(s) of its existing sales and its prospective revenue generating activities. In addition, the Company has expanded its disclosure to describe its current marketing activities, to indicate whether it currently offers products to consumers and to address whether it is seeking to enter into additional medical affiliate arrangements.

2. Please explain the statements throughout your registration statement that the company is “exploring expanding its business into other regenerative healthcare opportunities.” In addition, tell us the nature of the “related opportunities” being explored, as referenced on page four.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to better explain how it is “exploring expanding its business into other regenerative healthcare opportunities” and the nature of the “related opportunities” being explored.

Business, page 2

3. We note your statements on pages two and four that you are reevaluating your current hair transplant processes, procedures and knowhow. Please clarify whether you are continuing to sell your existing products while you are reevaluating your products and services and address whether management anticipates making significant changes to your products and services.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to clarify that the Company is continuing to sell its existing products while it is reevaluating its products and services and to address whether management anticipates making significant changes to its products and services.

4. Disclose the terms of your medical affiliate arrangement with Markou Medical.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to disclose the material terms of its medical affiliate arrangement with Markou Medical.

5. We note that you do not manufacture your products. Please clarify whether the products you purchase from third parties are based on your processes, procedures and knowhow.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to state that the products the Company currently purchases from third parties are based on the Company’s non-proprietary specifications on a private-label basis.

6. We note your disclosure on page three that you recently terminated a supply agreement with one of your suppliers. Please revise to clarify whether there are other suppliers from whom you currently purchase products.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to clarify whether there are other suppliers from whom the Company currently purchase products.

7. Please quantify the “material” amount of capital you will need in order to achieve your business plan as referenced on page three and describe this business plan in more detail. Your revised disclosure should also reference the Consulting

Agreement with NVO, LLC discussed in your Form 10-Q for the fiscal quarter ended May 31, 2011.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to quantify the material amount of capital needed to achieve the Company’s business plan and to describe the plan in more detail. The revised disclosure also references the Consulting Agreement with NVO, LLC.

“We will incur additional expenses as a result of being a reporting public company…” page 4

8. Please quantify the “significant expenses” you expect to incur as a result of being a public company.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to quantify the significant expenses it expects to incur as a result of being a public company.

“The Company may not be able to protect its processes, procedures and knowhow…” page 4

9. We note your statement that you do not believe that you can receive patent protection on your current processes, procedures and knowhow. However, information on your website indicates that you have developed a line of provisionally patented anti-aging and stem cell related neutraceuticals (http://www.biostem.us/investor-relations). Please explain.

In response to the Staff’s comment, the Company has deleted any reference to any patents on its website.

10. Please explain why you have not attempted to register your trademark and why you do not believe you can receive patent protection on your current processes, procedures and knowhow.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to better explain why the Company does not believe it can receive patent protection on the original Biostem method process.

“Our officers and directors are involved in other businesses which may cause them to devote less time to our business…” page 5

11. Please identify the nature of the other businesses in which your officers and directors are involved and address the risks associated with any conflicts of interest your business may have with their outside activities. In addition, disclose the amount of time each individual is able to devote to your business.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to delete this risk factor, as, upon further consideration, it no longer considers it a material risk. The Company has also disclosed the amount of time its senior management devotes to its business.

“We are dependent upon third party suppliers to provide our products…” page 5

12. Expand this risk factor to address your disclosure on page three that you recently terminated the supply agreement with one of your suppliers.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to delete this Risk Factor, as the Company believes that it could obtain its product supply needs from other suppliers if it loses a supplier.

“We may be subject to various regulations, including health care laws,” page 5

13. Please expand your disclosure to clarify how you will “avoid” the healthcare regulations discussed herein.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to clarify the risks involved with various state healthcare regulations. Specifically, the Company has removed the word “avoid” and instead further explained that it will need to comply with the regulations of each state that govern its activities.

“Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley Act…” page 7

14. Please expand your disclosure to explain the nature of the material weakness in your internal control over financial reporting.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to explain the nature of the material weakness in the Company’s internal control over financial reporting.

“Our directors and executive officers and affiliates beneficially own approximately 31.41% of our Common Stock…” page 7

15. The stock ownership of your directors, executive officers and affiliates noted in the heading to this risk factor is inconsistent with the amount set forth in the risk factor itself. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to reconcile the stock ownership of its directors, executive officers and affiliates.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Development Stage Company, page 8

16. Please reconcile the contradictory claims made in the fourth paragraph of page eight of Form 10 and in the fourth paragraph of page eight of Exhibit 99.2. Clearly indicate whether you are no longer in the development stage.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to reconcile its claims regarding its status as a development stage company.

Plan of Operation, page 8

17. Please clarify the nature of the license that medical providers will be required to obtain to use your procedure and protocols.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to clarify that medical providers will be granted a contractual right to use its procedures and protocols.

18. Expand your management’s discussion and analysis to address how you would pay for any additional technology in the stem cell field.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to explain how it would pay for any additional technology in the stem cell field.

Results of Operations, page 9

19. Please include a discussion of the registrant’s financial condition, changes in financial condition and results of operations for the prior fiscal years as required by Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to include a discussion of its financial condition, changes in financial condition and results of operations for the prior fiscal years.

20. Please revise your disclosure to describe in more detail the nature of the costs and expenses you incurred in connection with the implementation of your business plan. Disclose whether management expects these expenses to continue to increase in future periods.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to describe in more detail the nature of the costs and expenses the Company incurred in connection with the implementation of its business plan and to disclose whether management expects these expenses to continue to increase in future periods.

21. Refer to the fifth and final paragraphs of page eight of Exhibit 99.2 (your May 31, 2011 Form 10-Q). Given the current volatility of the trading price of your common stock, please describe any such known trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to disclose any known trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Liquidity and Capital Resources, page 9

22. Expand your disclosure to provide a more detailed and quantified, if possible, analysis of your future working capital needs. Your revised disclosure should also address the fact that you started paying salaries to your officers in the first quarter of 2012. We note that your employment agreements contemplate aggregate payments to your executives in excess of $500,000 per year.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to provide a more detailed and quantified analysis of its future working capital needs.

23. We note your expectation that unless you receive additional financing, your working capital will be exhausted by approximately the end of July 2011. Please update your disclosure to clarify whether your working capital is exhausted and address management’s current expectations regarding your capital resources.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to provide a more detailed and quantified analysis of its current capital resources and future working capital needs.

Forward Looking Statements, page 10

24. Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. This safe harbor does not apply to statements by issuers who issue penny stock.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Directors and Executive Officers, page 12

25. With respect to each officer and director, revise your disclosure to identify the principal occupations and employment for such person during each of the last five years, specifying the years in each such position. Your revised disclosure should identify the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Brunoehler, Satino, Beck and Crutchfield should serve as a director for the company. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in its Form 10 to provided the requested occupation and employment information as well as the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Brunoehler, Satino, Beck and Crutchfield should serve as a director for the Company.

Exhibits, page 18

26. Please provide the exhibits required by Item 601of Regulation S-K, including, but not limited to, your articles of incorporation, bylaws and material contracts.

In response to the Staff’s comment, the Company has amended its Form 10 to provide the Exhibits required by Item 601 of Regulation S-K.

Exhibit 99.1, Form 10-K for the Fiscal Year Ended February 28, 2011

Financial Statements

Note 7 – Change in Control, page F-10

27. We note all of your revenue is currently derived from a single source through the clinical practice of Dr. Michael Markou, from whom you acquired certain proprietary medical processes, techniques and technical information (the “Intellectual Property”) in exchange for a quantity of newly issued common shares. We understand that Dr. Markou developed those proprietary medical processes, techniques and technical information in his clinical practice prior to the May 2010 asset purchase. We also note that your “treatment” webpage indicates that you are accepting candidates for FDA approved stem cell therapy. With a view to improved disclosure tell us in reasonable detail the following:

●	The nature of such Intellectual Property and how it was obtained by Dr. Markou;

●	The nature of Dr. Markou’s clinical operation from which you currently derive revenues;

●	The terms of the arrangement under which you currently earn revenues from Dr. Markou’s clinical operation;

●	The nature of the FDA and other regulatory approvals under which you and Dr. Markou operate;

●	The nature of Dr. Markou’s clinical practice before the May 2010 asset purchase; and

●	Your consideration of whether the May 2010 asset purchase represented a business acquisition for which financial information is required pursuant to Rule 3-05 of Regulation S-X.

In this regard, please revise your financial statements to disclose the following:

●	How you accounted the May 2010 asset purchase and how you determined the value of the assets acquired;

●	The related party nature of revenues earned through Dr. Markou’s clinical operation; and

●	Your revenue recognition accounting policies.

In response to the Staff’s comments, the Company supplementally informs the Staff that:

●
On May 5, 2010, the Company acquired from Biostem US LLC, a privately held Florida limited liability company (the “LLC”), certain assets (the “Acquired Assets”) related to hair transplant procedures (the “Asset Transfer”). Specifically, the Acquired Assets consists of a hair transplant process known as the “Biostem Method” that involves the injection of autologous platelet rich plasma containing stem cells from the patient to the scalp of the patient in combination with an oral nutriceutical and the concomitant use of low-level laser therapy, which combination the Company believes helps support the healing of transplanted area and increases the success of the hair transplant surgery. Dr. Markou was a founder and owner of the LLC.

●
Dr. Markou’s owns and operates a hair restoration medical clinical in Clearwater, FL, which he operates as Markou Medical, P.A. Dr. Markou provides many procedures at his clinic. One of these procedures is the hair transplant procedure and protocol owned by the Company and known as the Biostem Method;

●
Per its agreement with Dr. Markou, the Company has granted him the right to use its process, protocols and tradename and markets the hair transplant procedure on his behalf, and in consideration thereof he pays to the Company licensing and marketing fees ranging from $400 to $500 per hair transplant depending on the number of grafts in such transplant.

●
To the Company’s knowledge, that nature of Dr. Markou’s clinical practice has not changed since the Asset Transfer except that Dr. Markou now provides hair transplants involving the Biostem Method under his contractual agreement with the Company.

●
The Company does not sell any FDA regulated products and does not itself provide any medical services, and, accordingly, generally is not subject to any healthcare regulatory approvals. However, its relationship with Dr. Markou and its other future medical affiliates, including the fees payable in connection therewith, may be subject to various state and federal healthcare regulations, including those discussed in the Company’s risk factor on this topic.  The Company is not in a position to address the FDA and other regulatory approvals under which Dr. Markou operates.;

●
The Company does not believe the Asset Transfer in May 2010 represented a business acquisition for which financial information is required pursuant to Rule 3-05 of Regulation S-X because the Company’s intent was not and is not to be a provider of hair transplant services, which is what Dr. Markou’s business was and is. The Company’s intent was and is to be a licensing and marketing company whereby the company does not provide direct patient services but instead licenses and markets the Biostem Method to service providers for a licensing and marketing fee. Dr. Markou’s business is running and operating a clinic. The Company is not and will not be doing that. Furthermore, because Dr. Markou retained control of the assets through control shares received of the Company, the assets were recorded at Dr. Markou’s carryover basis of $0.

In this regard, please revise your financial statements to disclose the following:

●	How you accounted the May 2010 asset purchase and how you determined the value of the assets acquired;

●	The related party nature of revenues earned through Dr. Markou’s clinical operation; and

●	Your revenue recognition accounting policies.

In response to the Staff’s comment, the Company has amended its Form 10 to disclose how it accounted for the Asset Transfer, the related party nature of the revenues earned through Dr. Markou and the Company’s revenue recognition accounting policies.

Exhibit 99.2, Form 10-Q for the Fiscal Period Ended May 31, 2011

Financial Statements

Note 4 – Related Party Transactions, page 8

28. Refer to the second, third and sixth paragraphs of page eight. Tell us if Mark Markou D.O., a former officer and director, is related to the Dr. Michael Markou. If so, tell us how you plan to account for this transaction in light of the fact that Dr. Michael Markou operates your only existing medical affiliate which is your only current source of revenue. Tell us also why shareholders of approximately 40% of your outstanding common shares would surrender such a substantial interest on what appears to be such unfavorable terms.

In response to the Staff’s comment, the Company supplementally informs the Staff that the reference to Dr. Markou as “Mark” was an error. His first name is Michael.

Furthermore, as has been clarified in this amended Form 10, while the Company has historically generated most of its revenue from fees charged to Dr. Markou, it also markets and sells its products directly to consumers through it website and is working on growing its network of medical providers.

The return of the shares by Dr. Markou and Mr. Satino are being cancelled and valued at par($0.001 per share) for a total transaction value of $12, 013 that will have a net impact of $0 as the reduction of par will be offset by a charge to Additional Paid in Capital.

The Company believes Dr. Markou and Mr. Satino voluntarily agreed to return shares to the Company when the Company’s new CEO and board of directors concluded it would be in the best interest of the Company for it to (a) expand and improve its hair treatment protocols and procedures (in part so as to increase its ability to seek patent protection for its intellectual property), (b) explore and pursue other patentable regenerative medicine opportunities, and (c) develop its medical affiliate program. The Company believes that Dr. Markou and Mr. Satino understood that the value of their remaining shares would be increased if the Company was successful in these efforts and that the Company’s ability to obtain financing to pay for the business objectives would be facilitated if its capital structure was modified to reduce its total issued and outstanding shares and to reduce their ownership control over the Company.

In responding to the forgoing comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please call me at the number set forth above.

Very truly yours,

Biostem U.S. Corporation

/s/ Dwight Brunoehler

Dwight Brunoehler, Chief Executive Officer